BB 3/10

U.S. SE [redacted] MISSION

08028795

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Infor... ...alers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
33276

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) **AND ENDING** 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MGIC Mortgage Securities Corporation

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
DIVISION OF MARKET REGULATION

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

250 E. Kilbourn Avenue
(No. and Street)

Milwaukee	WI	53202
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Sperber — 414-347-6801
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

100 East Wisconsin Avenue, Suite 1800	Milwaukee	WI	53202
(ADDRESS) Number and Street	**City**	**State**	**Zip Code**

CHECK ONE:

- [X] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in United States or any of its possessions.**

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20

MGIC MORTGAGE SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Required by Rule 17a-5

December 31, 2007

(WITH REPORT OF INDEPENDENT AUDITORS THEREON)

PRICEWATERHOUSECOOPERS

RECEIVED

2008 FEB 29 PM 3:49

SEC / MR

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1800
Milwaukee WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

To the Board of Directors and Shareholder of
MGIC Mortgage Securities Corporation:

In planning and performing our audit of the financial statements of MGIC Mortgage Securities Corporation (the "Company"), a wholly-owned subsidiary of MGIC Investment Corporation, as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PRICEWATERHOUSECOOPERS

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 28, 2008

MGIC MORTGAGE SECURITIES CORPORATION

OATH OR AFFIRMATION

I, Steven T. Snodgrass, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of MGIC Mortgage Securities Corporation, as of December 31, 2007 are true and correct. I further affirm that neither the Company nor principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Notary Public

LaSHUAN BRYSON NOTARY PUBLIC STATE OF WISCONSIN

My commission expires:
11-23-08

This report contains:

Facing Page

Report of Independent Auditors

Statement of Financial Condition

Statement of Operations

Statement of Shareholder's Equity

Statement of Cash Flows

Notes to Financial Statements

Computation of Net Capital Pursuant to Rule 15c3-1

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

MGIC MORTGAGE SECURITIES CORPORATION

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 East Wisconsin Avenue
Suite 1800
Milwaukee WI 53202
Telephone (414) 212 1600
Facsimile (414) 212 1880

Report of Independent Auditors

To the Board of Directors and Shareholder of
MGIC Mortgage Securities Corporation:

In our opinion, the accompanying statement of financial condition, and the related statements of operations, of shareholder's equity and of cash flows present fairly, in all material respects, the financial position of MGIC Mortgage Securities Corporation (the "Company"), a wholly-owned subsidiary of MGIC Investment Corporation at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 4 and 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 3, the Company transacts business with affiliated companies. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly-unrelated parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 28, 2008

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION

December 31, 2007
(In thousands of dollars)

ASSETS		
Investment securities owned, at fair value	$	306
Cash and cash equivalents		116
Accrued investment income		6
Prepaid expenses and other		10
Total assets	$	438
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accounts payable, affiliates (note 3)	$	1
Income taxes payable, affiliates		3
Total liabilities		4
Shareholder's equity (note 6):		
Common stock, $1 par value, 44,000 shares authorized; 1,000 shares issued and outstanding		1
Paid-in capital		199
Retained earnings		234
Total shareholder's equity		434
	$	438

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENT OF OPERATIONS

Year Ended December 31, 2007
(In thousands of dollars)

Revenues:		
Investment income	$	22
Gain on investment securities (note 4)		6
Other revenue		35
Total revenues		63
Expenses (note 3):		
Regulatory fees and expenses		10
Other general and administrative expenses		17
Total expenses		27
Income before income tax		36
Provision for income tax (note 5)		13
Net income	$	23

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENT OF SHAREHOLDER'S EQUITY

Year Ended December 31, 2007
(In thousands of dollars)

	Common stock	Paid-in capital	Accumulated other comprehensive income	Retained earnings
Balance, December 31, 2006	$ 1	$ 199	$ 2	$ 211
Transfer of securities from available-for-sale to trading classification, net of tax (note 4)	-	-	(2)	-
Net income	-	-	-	23
Balance, December 31, 2007	$ 1	$ 199	$ 0	$ 234

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

Year Ended December 31, 2007
(In thousands of dollars)

Cash flows from operating activities:		
Net income	$	23
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes		2
Decrease in investment securities owned		47
Increase in prepaid expenses and other		(2)
Decrease in accounts payable, affiliates		(1)
Other		(2)
Net cash provided by operating activities		67
Net increase in cash and cash equivalents		67
Cash and cash equivalents at beginning of year		49
Cash and cash equivalents at end of year	$	116

See accompanying notes to financial statements.

MGIC MORTGAGE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS

December 31, 2007

1. Nature of business

MGIC Mortgage Securities Corporation ("the Company") is a wholly-owned subsidiary of MGIC Investment Corporation ("the Parent").

The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. As a broker and dealer, the Company selects, trains and supervises employees of the Company and other affiliates involved with private placements of mortgage backed securities. The Company did not generate any brokerage fees in 2007.

In 2007, the Company received a one time membership benefit of $35 thousand from the National Association of Securities Dealers ("NASD"). In 2007, the NASD merged with the New York Stock Exchange's regulation committee to form the Financial Industry Regulatory Authority ("FINRA"). The one time payment was a benefit of this consolidation.

2. Summary of significant accounting policies

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). In accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Investment securities

Marketable investment securities are valued at fair value. Investment securities not readily marketable are valued at fair value as determined by management. The unrealized gains or losses resulting from changes in fair value are reported in income along with realized gains or losses on disposition, based upon specific identification of securities held. At December 31, 2007, the Company only held marketable investment securities. (See note 4.)

Income taxes

The Parent and its domestic subsidiaries, including the Company, file a consolidated federal income tax return. A formal tax sharing agreement exists between members of the consolidated group. Income tax provisions are calculated as if the Company filed a separate tax return with current credit for losses that were utilized by the Parent and its domestic subsidiaries. Annual tax liabilities or refunds are settled with the Parent quarterly on an estimated basis.

Deferred income taxes are provided under the liability method, which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. (See note 5.)

Cash and cash equivalents

The Company considers cash equivalents to be money market funds and investments with original maturities of three months or less.

3. Related party transactions

Many of the Company's officers and directors are also officers and directors of the Parent and its other subsidiaries. The Company pays for all direct expenses related to licensing and training. The Company has been allocated $15 thousand of administrative expenses from the Parent in 2007.

4. Investment securities owned

Marketable investment securities owned by the Company as of December 31, 2007 consisted entirely of obligations of U.S. government agencies with a fair value of $306 thousand. These debt securities consist of fixed maturities due after one year through five years with an amortized cost of $300 thousand. Unrealized investment gains of $3 thousand related to the change in fair value of investment securities were recognized in 2007. There were no realized gains or losses on the sale of investment securities owned in 2007.

Securities within the Company's bond portfolio have historically been classified as available-for-sale within the Company's financial statements. On January 1, 2007, these securities were reclassified to trading securities to properly reflect the accounting requirements of a registered broker and dealer. As a result of this reclassification, previously unrecognized unrealized gains on the above securities were recognized through current year earnings. The affect on the current year financial statements was a gross gain of $3 thousand recorded through the "Gain on investment securities" line item within the current year Statement of Operations and a net of tax adjustment to other comprehensive income, found within the Statement of Shareholder's Equity, of $2 thousand.

5. Income taxes

At December 31, 2007 gross deferred tax liabilities amount to $2 thousand and the Company has no gross deferred tax assets. The net deferred tax liability relates to changes in fair value on investment securities owned.

The following summarizes the components of the provision for income tax for the year ended December 31, 2007 (in thousands of dollars):

Federal:		
Current	$	10
Deferred		2
State - current		1
Provision for income tax	$	13

For 2007, there were no differences between the income tax provision computed at the federal tax rate of 35% and the reported provision for income tax. Income tax paid in 2007 was $14 thousand.

At December 31, 2007 the Company has operating loss carryforwards of $8 thousand, expiring in year 2021, for state income tax purposes. No benefit has been recorded for these carryforwards.

6. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital as equal to the greater of $5 thousand or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 10 to 1, under certain circumstances. The Company had net capital of $417 thousand at December 31, 2007. This net capital exceeded the required minimum net capital of $5 thousand by $412 thousand at December 31, 2007. The Company's ratio of aggregate indebtedness to net capital was 0.01 to 1 at December 31, 2007.

MGIC MORTGAGE SECURITIES CORPORATION

Schedule I
(In thousands of dollars)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 DECEMBER 31, 2007

Net Capital	
Total ownership equity from statement of financial condition	$ 434
Total ownership equity qualified for net capital	$ 434
Total capital and allowable subordinated liabilities	$ 434
Deductions and/or charges:	
Nonallowable assets	(10)
Net capital before haircuts on securities	424
Haircuts on securities	7
Net capital	$ 417
Computation of Aggregate Indebtedness	
Total aggregate indebtedness liabilities	$ 4
Total aggregate indebtedness	$ 4
Ratio of aggregate indebtedness to net capital	.010 to 1
Computation of Basic Net Capital Requirements	
Minimum net capital required (6-2/3% of aggregate indebtedness) (a)	$ 0
Minimum dollar net capital requirement of reporting broker or dealer (b)	$ 5
Net capital requirement (greater of (a) or (b))	$ 5
Excess net capital	$ 412
Excess net capital at 1000%	$ 417
Excess net capital at 1500%	$ 417

No differences exist between the computation above and the unaudited Focus Report IIA - Form X-17A-5 as of December 31, 2007.

MGIC MORTGAGE SECURITIES CORPORATION

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 December 31, 2007

The Company is exempt from rule 15c3-3 under the provisions of rule 15c3-3 (k)(2)(i).

END